# FORM 6-K
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of **December 2005**

Commission File Number 001-31269

# ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F _____ x _____                              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                              No _____ x _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Attached as Exhibit 99.1 is the Press Release issued by Alcon, Inc. on December 15, 2005.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Alcon, Inc.**
(Registrant)

Date    December 16, 2005          By    /s/ Joanne Beck
                                         Name:  Joanne Beck
                                         Title:  General Manager

Date    December 16, 2005          By    /s/ Stefan Basler
                                         Name:  Stefan Basler
                                         Title:  Attorney-in-Fact